Exhibit 99.3

Ciner Wyoming LLC
(A Majority-Owned Subsidiary of Ciner Resources LP)
Financial Statements as of December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014, and 2013, and Report of Independent Registered Public Accounting Firm

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Members of

Ciner Wyoming LLC

Atlanta, Georgia

We have audited the accompanying balance sheets of Ciner Wyoming LLC (the “Company”) as of December 31, 2015 and 2014, and the related statements of operations and comprehensive income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.
Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 11, 2016

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014
(In thousands of dollars)

	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,158	$30,520
Accounts receivable, net	33,788	35,457
Accounts receivable - ANSAC	52,211	70,410
Due from affiliates, net	12,325	19,489
Inventory	26,376	22,466
Other current assets	1,837	1,509
Total current assets	144,695	179,851
PROPERTY, PLANT, AND EQUIPMENT, NET	212,819	201,402
OTHER NON-CURRENT ASSETS	21,026	21,651
TOTAL ASSETS	$378,540	$402,904

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,351	$13,069
Due to affiliates	4,634	5,347
Accrued expenses	25,033	29,288
Total current liabilities	43,018	47,704
LONG-TERM DEBT	110,000	145,000
OTHER NON-CURRENT LIABILITIES	6,808	4,192
Total liabilities	159,826	196,896
COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY:
Members’ equity - Ciner Resources LP	113,681	105,445
Members’ equity - Natural Resource Partners LP	109,224	101,311
Accumulated other comprehensive loss	(4,191)	(748)
Total members' equity	218,714	206,008

TOTAL LIABILITIES AND MEMBERS' EQUITY	$378,540	$402,904

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(In thousands of dollars)

	2015	2014	2013

SALES - AFFILIATES	$265,289	$236,685	$211,645
SALES - OTHERS	221,104	228,347	230,487
Total net sales	486,393	465,032	442,132
COST OF PRODUCTS SOLD	232,853	222,848	225,160
FREIGHT COSTS	122,047	123,745	122,673
Total cost of products sold	354,900	346,593	347,833

GROSS PROFIT	131,493	118,439	94,299
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	13,904	16,192	12,506
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	1,315	577	36
LOSS ON DISPOSAL OF ASSETS, NET	202	1,032	—
OPERATING INCOME	116,072	100,638	81,757
OTHER INCOME (EXPENSE):
Interest income	31	78	56
Interest expense	(3,975)	(5,140)	(2,838)
Other income (expense), net	(478)	1,064	680
Total other income (expense)	(4,422)	(3,998)	(2,102)

NET INCOME	111,650	96,640	79,655
OTHER COMPREHENSIVE INCOME (LOSS)
Income (loss) on derivative financial instruments	(3,443)	(198)	30
COMPREHENSIVE INCOME	$108,207	$96,442	$79,685

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(In thousands of dollars)

						Accumulated Other Comprehensive Income ( Loss)
	Ciner Resources LP	Natural Resource Partners LP	OCI Wyoming Holding Co.	Big Island	OCI Wyoming Co.		Total Members' Equity

Balance at January 1, 2013	$—	$—	$138,369	$132,941	$9,837	$(580)	280,567
Allocation of net income through January 22, 2013	—	—	1,142	1,097	882	—	3,121
Transfer of interest	—	134,038	—	(134,038)	—	—	—
Allocation of net income from January 23, 2013 through July 17, 2013	—	15,011	15,623	—	7,372	—	38,006
Restructuring on July 18, 2013	—	(908)	(945)	—	1,853	—	—
Capital distribution to members through July 18, 2013	—	(70,060)	(72,920)	—	(19,941)	—	(162,921)
Allocation of net income from July 18, 2013 through September 17, 2013	—	5,356	4,477	—	1,092	—	10,925
Restructuring on September 18, 2013	86,841	—	(85,746)	—	(1,095)	—	—
Allocation of net income from September 18, 2013 trhough December 31, 2013	14,078	13,525	—	—	—	—	27,603
Other comprehensive income (loss)	—	—	—	—		30	30
Balance at December 31, 2013	$100,919	$96,962	$—	$—	$—	$(550)	197,331
Allocation of net income	49,286	47,354	—	—	—	—	96,640
Capital distribution to members	(44,760)	(43,005)	—	—	—	—	(87,765)
Other comprehensive income (loss)	—	—	—	—	—	(198)	(198)
Balance at December 31, 2014	$105,445	$101,311	$—	$—	$—	$(748)	$206,008
Allocation of net income	56,941	54,709	—	—	—	—	111,650
Capital distribution to members	(48,705)	(46,796)	—	—	—	—	(95,501)
Other comprehensive income (loss)	—	—	—	—	—	(3,443)	(3,443)
Balance at December 31, 2015	$113,681	$109,224	$—	$—	$—	$(4,191)	$218,714

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(In thousands of dollars)

	2015	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$111,650	$96,640	$79,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	22,870	21,587	22,723
Loss on disposal of assets, net	202	1,032	—
Other non-cash items	755	(203)	—
(Increase) decrease in:
Accounts receivable, net	1,668	(1,055)	809
Accounts receivable - ANSAC	18,199	(12,359)	(4,215)
Inventory	(3,660)	(1,499)	(45)
Other current and non-current assets	(816)	(153)	(1,470)
Due from affiliates, net	7,163	905	5,557
Increase (decrease) in:
Accounts payable	1,792	(3,535)	66
Accrued expenses and other liabilities	(5,312)	3,230	(542)
Due to affiliates	(713)	4,971	(3,062)
Net cash provided by operating activities	153,798	109,561	99,476
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(35,659)	(27,255)	(16,241)
Proceeds from sale of fixed assets	—	10	—
Net cash used in investing activities	(35,659)	(27,245)	(16,241)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on revolving credit facility	(40,000)	(10,000)	(32,000)
Borrowings on revolving credit facility	5,000	—	135,000
Cash distribution to members	(95,501)	(87,765)	(162,921)
Net cash used in financing activities	(130,501)	(97,765)	(59,921)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,362)	(15,449)	23,314
CASH AND CASH EQUIVALENTS:
Beginning of year	30,520	45,969	22,655
End of year	$18,158	$30,520	$45,969
SUPPLEMENTAL DISLCOSURE OF CASH FLOW INFORMATION:
Interest paid during the year	$4,059	$4,274	$2,285
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES :
Capital expenditures on account	$3,033	$4,579	$745
See notes to financial statements

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEARS ENDED DECEMBER 31 2015, 2014, AND 2013
(Dollars in thousands)

1.	Corporate Structure

A 51% membership interest in Ciner Wyoming LLC (the "Company," "we," "us," or "our"), formerly OCI Wyoming LLC, is owned by Ciner Resources LP (CINR or the "Partnership"), formerly OCI Resources LP. NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners LP (NRP) owns a 49% membership interest in the Company. CINR is a master limited partnership traded on the New York Stock exchange and is currently owned approximately 75% by Ciner Wyoming Holding Co. (CINWHCO), formerly OCI Wyoming Holding Co., and approximately 25% by the general public. CINWHCO is 100% owned by Ciner Resources Corporation (CRC), formerly OCI Chemical Corporation, which is ultimately 100% owned by Ciner Enterprises, Inc. (CINE). CINE is 100% owned by Akkan Enerji ve Madencilik Anonim Sirketi ("Akkan"), which is 100% owned by Turgay Ciner, the Chairman of the Ciner Group, a Turkish conglomerate of companies engaged in energy and mining (including soda ash mining), media and shipping markets.

Completed sale transaction - On October 23, 2015, CINE acquired 100% of OCI Chemical Corporation in a stock purchase transaction from OCI Enterprises Inc. ("OCIE") (the "Transaction"). OCI Chemical Corporation was subsequently renamed Ciner Resources Corporation. CRC owns indirectly the Partnership through CINWHCOs approximately 75% ownership interest. As a result of the closing of the Transaction, OCIE no longer has any direct or indirect ownership interest in the Partnership.

In connection with the closing of the Transaction, CINE (as borrower), and CINWHCO and CRC (as guarantors), entered into a credit facility (as amended and restated or otherwise modified, the “Ciner Enterprises Credit Facility”), which is secured by certain assets, including the common units and the subordinated units of the Partnership owned by CINWHCO.

2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations - The Company operations consist of the mining of trona ore, which, when processed, becomes soda ash. All our soda ash processed is sold to various domestic and European customers, and to American Natural Soda Ash Corporation (ANSAC) which is an affiliate for export sales. All mining and processing activities take place in one facility located in Green River, Wyoming.

A summary of the significant accounting policies is as follows:

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - We recognize revenue when the earnings process is complete, which is generally upon transfer of title. This transfer typically occurs upon shipment to the customer, which is normally free on board

("FOB") terms or upon receipt by the customer. In all cases, we apply the following criteria in recognizing revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed, determinable or reasonably estimated sales price has been agreed with the customer; and (4) collectability is reasonably assured.  Customer rebates are accounted for as sales deductions. We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of products sold.

Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs along with cost of products sold are deducted from gross sales to determine gross profit.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.

Accounts Receivable - Accounts receivable are carried at the original invoice amount less an estimate for doubtful receivables. We generally do not require collateral against outstanding accounts receivable. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. An additional allowance is recorded based on certain percentages of aged receivables, which are determined based on management’s assessment of the general financial conditions affecting the Company's customer base. If actual collection experience changes, revisions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. During the years ended 2015, 2014 and 2013 there were no significant accounts receivable bad debt expenses, write-offs or recoveries.

Inventory - Inventory is carried at the lower of cost or market. Cost is determined using the first-in, first-out method for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and stores inventory, and finished goods is based on net realizable value.

•Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.
•Finished goods inventory is the finished product soda ash.
•Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Internal-use computer software	3-5 years
Machinery and equipment	5-20 years
Furniture and fixtures	10 years

The Company's policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.

Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. The natural gas physical forward contracts are accounted for under the normal purchases and normal sales scope exception.

The company has entered into interest rate swap contracts, designed as cash flow hedges, to mitigate the exposure to possible increases in interest rates. These contracts are for periods consistent with the exposure being hedged and will mature on July 18, 2018, the maturity date of the long-term debt under the Ciner Wyoming Credit Facility. These contracts had an aggregate notional value of $74,000 and $76,000 at December 31, 2015 and December 31, 2014, respectively. At December 31, 2015, it was anticipated that $699 of losses currently recorded in accumulated other comprehensive income will be reclassified into earnings within the next 12 months.

In 2015, the Company enter into natural gas forward contracts, designed as cash flow hedges, to mitigate volatility in the price of certain of the natural gas the Company consumes. These contracts generally have various maturities through 2020. These contracts as of December 31, 2015, had an aggregate notional value of $15,831. The Company had no similar contracts outstanding as of December 31, 2014. At December 31, 2015, it was anticipated that $1,021 of losses currently recorded in accumulated other comprehensive income will be reclassified into earnings within the next 12 months.

The Company enters into foreign exchange forward contracts to hedge certain firm commitments denominated in currencies other than the U.S. dollar. However, the Company has not applied hedge accounting for these contracts at December 31, 2015. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. These contracts, which are predominantly used to purchase U.S. dollars and sell Euros, had an aggregate notional value of $4,160 and $6,900 at December 31, 2015 and 2014, respectively.

The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2015		December 31, 2014		December 31, 2015		December 31, 2014
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedges:
Interest rate swap contracts - current		$—		$—	Accrued Expenses	$819	Accrued Expenses	$748
Natural gas forward contracts - current		—		—	Accrued Expenses	1,021		—
Natural gas forward contracts - non-current		—		—	Other non-current liabilities	2,351		—
Total derivatives designated as hedging instruments		$—		$—		$4,191		$748
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other current assets	$129	Other current assets	$617		$—		$
Total derivatives not designated as hedging instruments		$129		$617		$—		$
Total derivatives		$129		$617		$4,191		$748

Income Tax - The Company is organized as a pass-through entity for federal income tax purposes. As a result, the members are responsible for federal income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the membership agreement.

Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.

The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. In 2016, the mining reserve will be amortized over a remaining life of 67 years. During 2015, 2014 and 2013 the remaining life was 68 years, 66 years, and 67 years, respectively. The liability was discounted using a weighted average credit-adjusted risk free rate of approximately 6% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding entry being recorded to cost of products sold.

During 2011, the Company constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The estimated liability for restoring the rail yard to its natural condition is calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-free rate of 4.25% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding entry being recorded to cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our long-term debt and derivative financial instruments are measured at their fair values with Level 2 inputs based on quoted market values for similar but not identical financial instruments.

Long-Term Debt - The fair value of our long-term debt is based on present rates for indebtedness with similar amounts, durations and credit risks.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
•Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
•Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Subsequent Events - The Company has evaluated all subsequent events through March 11, 2016, the date the financial statements were available to be issued.

Recently Issued Accounting Standards - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) that requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. In August 2015, the amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application permitted only as of annual reporting period beginning after December 15, 2016, including interim reporting periods therein. The Company is currently assessing the impact the adoption of ASU 2014-09 may have on its financial statements, as well as the available transition methods.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires that inventory within the scope of this update be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15,2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted by all entities as of the beginning of an interim or annual reporting period. The amendments should be applied prospectively. The adoption of this guidance is not expected to have a material impact upon our financial condition or results of operations.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). The standard amend certain aspects of recognition, measurement, presentation, and disclosure of financial assets and liabilities. ASU 2016-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently evaluating the potential impact the adoption of ASU 2016-01 will have on its financial statements, as well as available transition methods.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The update amends existing standards for accounting for leases by lessees, with accounting for leases by lessors remaining largely unchanged from current guidance. The update requires that lessees recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date of the lease and disclose key information about leasing arrangements. The update is effective for interim and annual periods beginning after December 15, 2018 and must be adopted using a modified retrospective transition. The ASU No. 2016-02 provides for certain practical expedients and early adoption is permitted. The Company is evaluating the potential impact the adoption of ASU No. 2016-02 will have on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Trade receivables	$27,163	$24,691
Other receivables	6,767	10,854
	33,930	35,545
Allowance for doubtful accounts	(142)	(88)
Total	$33,788	$35,457

4. INVENTORY

Inventory as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Raw materials	$9,110	$6,413
Finished goods	10,675	10,363
Stores inventory	27,089	26,461
Total	$46,874	$43,237
Less: Stores inventory reclassed to other non-current assets	(20,498)	(20,771)
Inventory - current	$26,376	$22,466

Subsequent to the issuance of the Company's financial statements for the year ended December 31, 2014, the Company identified a balance sheet misclassification relating to the portion of stores inventory that is not reasonably expected to be used during the year. That amount was presented as a component of inventory (a current asset) rather than as a non-current asset in the December 31, 2014 balance sheet. The correction of this error resulted in a decrease of current assets and inventory and a corresponding increase in other non-current assets of $20,771. The result of this correction did not impact the Companies statements of operations and comprehensive income, members' equity, and cash flows for any period presented. Management does not believe this misstatement is individually or collectively material to the financial statements.

5. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Land and land improvements	$192	$192
Depletable land	2,957	2,957
Buildings and building improvements	132,504	129,514
Internal-use computer software	4,863	4,468
Machinery and equipment	577,472	567,289
Total	717,988	704,420
Less accumulated depreciation, depletion and amortization	(547,277)	(536,163)
Total net book value	170,711	168,257
Construction in progress	42,108	33,145
Property, plant, and equipment, net	$212,819	$201,402

Depreciation, depletion and amortization expense on property, plant and equipment was $22,519, $21,235 and $22,723 for the years ended December 31, 2015, 2014 and 2013, respectively.

6. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2015 and 2014 consist of the following:

	2015	2014

Stores inventory	$20,498	$20,771
Deferred financing costs	528	880
Total	$21,026	$21,651

7. ACCRUED EXPENSES

Accrued expenses as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Accrued freight costs	$135	$1,373
Accrued energy costs	5,185	5,718
Accrued royalty costs	4,834	4,445
Accrued employee compensation	3,950	6,739
Accrued other taxes	4,532	4,608
Accrued derivatives	1,841	748
Other accruals	4,556	5,657
Total	$25,033	$29,288

8. DEBT

Long-term debt as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Variable Rate Demand Revenue Bonds, principal due October 1, 2018, interest payable monthly, bearing monthly interest rate of 0.11% (2015) and 0.14% (2014)	$11,400	$11,400
Variable Rate Demand Revenue Bonds, principal due August 1, 2017, interest payable monthly, bearing monthly interest rate of 0.11% (2015) and 0.14% (2014)	8,600	8,600
Ciner Wyoming Credit Facility, unsecured principal expiring on July 18, 2018, variable interest rate was a weighted average rate of 2.0742% (2015) and 1.9781% (2014)	90,000	125,000
Total debt	110,000	145,000
Less current portion of long-term debt	—	—
Total long-term debt	$110,000	$145,000

Aggregate maturities required on long-term debt at December 31, 2015 are as follows:

2017	$8,600
2018	101,400
Total	$110,000

Revenue Bonds

The Variable Rate Demand Revenue Bonds are held by CINWYLLC. These revenue bonds require the Company to maintain standby letters of credit totaling $20,333 at December 31, 2015. These letters of credit require compliance with certain covenants, including minimum net worth, maximum debt to net worth, and interest coverage ratios. As of December 31, 2015, the Company was in compliance with these debt covenants.

Ciner Wyoming Credit Facility

On July 18, 2013, the Company entered into a $190,000 senior unsecured revolving credit facility, as amended on October 30, 2014 (as amended, the "Ciner Wyoming Credit Facility"), with a syndicate of lenders, which will mature on the fifth anniversary of the closing date of such credit facility. The Ciner Wyoming Credit Facility provides for revolving loans to fund working capital requirements, capital expenditures, to consummate permitted acquisitions and for all other lawful Company purposes. The Ciner Wyoming Credit Facility has an accordion feature that allows Ciner Wyoming to increase the available revolving borrowings under the facility by up to an additional $75,000, subject to the Company receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Ciner Wyoming Credit Facility includes a sublimit up to $20,000 for same-day swing line advances and a sublimit up to $40,000 for letters of credit. The Company's obligations under the Ciner Wyoming Credit Facility are unsecured.

The Ciner Wyoming Credit Facility contains various covenants and restrictive provisions that limit (subject to certain exceptions) the Company's ability to:

•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of the Company;

•merge or consolidate with another Company; and
•transfer, sell or otherwise dispose of assets.

The Ciner Wyoming Credit Facility also requires quarterly maintenance of a leverage ratio (as defined in the Ciner Wyoming Credit Facility) of not more than 3.00 to 1.00 and a fixed charge coverage ratio (as defined in the Ciner Wyoming Credit Facility) of not less than 1.10 to 1.00 for the 2014 and 2015 fiscal years, respectively and not less than 1.15 to 1.00 thereafter. The Ciner Wyoming Credit Facility also requires that consolidated capital expenditures, as defined in the Ciner Wyoming Credit Facility, not exceed $50,000 in any fiscal year.

In addition, the Ciner Wyoming Credit Facility contains events of default customary for transactions of this nature, including (i) failure to make payments required under the Ciner Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the Ciner Wyoming Credit Facility, (iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against Ciner Wyoming and (v) the occurrence of a default under any other material indebtedness Ciner Wyoming may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Ciner Wyoming Credit Facility, the lenders may terminate all outstanding commitments under the Ciner Wyoming Credit Facility and may declare any outstanding principal of the Ciner Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.

Under the Ciner Wyoming Credit Facility, a change of control is triggered if Ciner Resources and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of the general partner of CINR (or any entity that performs the functions the general partner of CINR). In addition, a change of control would be triggered if CINR ceases to own at least 50.1% of the economic interests in the Company or cease to have the ability to elect a majority of the members of the Company's board of managers.

The Company was in compliance with all terms under its long-term debt agreements as of December 31, 2015.
Loans under the Ciner Wyoming Credit Facility bear interest at the Company's option at either:

•a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent's prime rate in effect on such day and (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or
•a LIBOR Rate plus an applicable margin.

The unused portion of the Ciner Wyoming Credit Facility is subject to an unused line fee ranging from 0.275% to 0.350% per annum based on the Company's then current consolidated leverage ratio.

In addition, there are restrictions in the Ciner Enterprises Credit Agreement that affect the Partnership. Specifically, Ciner Enterprises has agreed (subject to certain exceptions in addition to those described below) that it will not, and will not permit any of its subsidiaries, including Ciner Wyoming and us, to:

•make distributions on or redeem or repurchase equity interests, other than distributions to our and Ciner Wyoming's unitholders;
•incur or guarantee additional debt, other than debt incurred under the Revolving Credit Facility or the Ciner Wyoming Credit Facility, among certain other types of permitted debt;
•make certain investments and acquisitions, other than investments in each of Ciner Wyoming and us, in an amount not to exceed $10 million and $2 million per calendar year, respectively, and other exceptions set forth therein;
•incur certain liens or permit them to exist, other than, with respect to our and Ciner Wyoming's liens, an aggregate amount outstanding at any time equal to $200,000 and $1 million, respectively;

•enter into certain types of transactions with affiliates, other than transactions between Ciner Wyoming and us;
•merge or consolidate with another company; or
•transfer, sell, or otherwise dispose of assets, other than our and Ciner Wyoming's dispositions of assets with a net book value not to exceed $500,000 and $2.5 million, respectively, in any given year.

9. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of December 31, 2015 and 2014 consists of the following:

	2015	2014

Reclamation Reserve	$4,457	$4,192
Derivative instruments and hedges, fair value liabilities	2,351	—
Total	$6,808	$4,192

Details of the reclamation reserve shown above are as follows:

	2015	2014
Reclamation reserve at beginning of year	$4,192	$3,779
Accretion expense	265	413
Reclamation reserve at end of year	$4,457	$4,192

10. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by CRC (administered by OCIE prior to the Transaction) and is allocated its portions of the annual costs related thereto. The specific plans are as follows:

Retirement Plans - Benefits provided under the Ciner Pension Plan for Salaried Employees and Ciner Pension Plan for Hourly Employees are based upon years of service and average compensation for the highest 60 consecutive months of the employee's last 120 months of service, as defined. Each plan covers substantially all full-time employees hired before May 1, 2001. CRC's funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company's allocated portion of net periodic pension cost was $7,731, $3,140 and $8,421 for the years ended December 31, 2015, 2014 and 2013, respectively. The increase in pension costs in 2015, was driven by unfavorable effects of lower actuarial discount rates and market returns assumptions in 2015 versus 2014.

Savings Plan - The Ciner 401(k) Retirement Plan covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. The Plan was amended such that participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made by the Company for the years ended December 31, 2015, 2014 and 2013 were $2,582, $2,428 and $2,795, respectively.

Postretirement Benefits - Most of the Company's employees are eligible for postretirement benefits other than pensions if they reach retirement age while still employed.

CRC accounts for postretirement benefits on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, are not funded, and CRC has the right to modify or terminate the plan. Effective January 1, 2013, the postretirement benefits for non-grandfathered retirees were amended to replace the medical coverage for post-65-year-old members with a fixed dollar contribution amount. As a result of the amendment, the accumulated and projected benefit obligation for CRC's postretirement benefits decreased by approximately $8,700 and resulted in a prior service credit of approximately $7,700 which was recognized as a reduction of net periodic postretirement benefit costs through year 2014. The post-retirement benefits had a benefits obligation of $21,263 and $22,765 for the years ended December 31, 2015 and 2014, respectively. The Company's allocated portion of postretirement benefit costs was an expense of $495 for the year ended December 31, 2015 and income of $260 and $55 for the years ended December 31, 2014 and 2013, respectively.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of December 31, 2015, 2014 and 2013 consists of the following:

	Interest Rate Swap Contract	Natural Gas Forwards Contracts	Total

BALANCE at January 1, 2013	$(580)	$—	$(580)
Other comprehensive loss before reclassification	(849)	—	(849)
Amounts reclassified from accumulated other comprehensive loss	879	—	879
Net current-period other comprehensive income (loss)	30	—	30
BALANCE at December 31, 2013	$(550)	$—	$(550)
Other comprehensive loss before reclassification	(1,294)	—	(1,294)
Amounts reclassified from accumulated other comprehensive loss	1,096	—	1,096
Net current-period other comprehensive income (loss)	(198)	—	(198)
BALANCE at December 31, 2014	$(748)	$—	$(748)
Other comprehensive loss before reclassification	(1,098)	(3,722)	(4,820)
Amounts reclassified from accumulated other comprehensive loss	1,027	350	1,377
Net current-period other comprehensive income (loss)	(71)	(3,372)	(3,443)
BALANCE at December 31, 2015	$(819)	$(3,372)	$(4,191)

The components of other comprehensive income/(loss), attributable to the Company, that have been reclassified out of Accumulated other comprehensive income consisted of the following:

	2015	2014	2013	Affected Line Items on the Consolidated Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains and losses on cash flow hedges:
Interest rate swap contracts	$1,027	$1,096	$879	Interest expense
Commodity hedge contracts	350	—	—	Cost of Products Sold
Total reclassifications for the period	$1,377	$1,096	$879

12. COMMITMENTS AND CONTINGENCIES

The Company leases mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Corp., a wholly owned subsidiary of Anadarko Holding Company (AHC), and other private parties. All of these leases provide for royalties based upon production volume. The remaining leases provide for minimum lease payments as detailed in the table below. The Company has a perpetual right of first refusal with respect to these leases and intends to continue renewing the leases as has been its practice.

The Company entered into a 10 year rail yard switching and maintenance agreement with a third party, Watco Companies, LLC, on December 1, 2011. Under the agreement, Watco provides rail-switching services at the Company’s rail yard. The Company's rail yard is constructed on land leased by Watco from Rock Springs Grazing Association and Anadarko Land Corp; the Rock Springs Grazing Association land lease is renewable every 5 years for a total period of 30 years, while the Anadarko Land Corp. lease is perpetual. The Company has an option agreement with Watco to assign these leases to the Company at any time during the land lease term.

The Company entered into two track lease agreements, collectively, not to exceed 10 years with Union Pacific Company for certain rail tracks used in connection with the rail yard.

As of December 31, 2015, the total minimum rental commitments under the Company’s various operating leases, including renewal periods are as follows:

	Leased Land	Track Leases	Total
2016	$75	70	145
2017	75	70	145
2018	75	70	145
2019	75	70	145
2020	75	70	145
2021 and thereafter	1,500	33	1,533
Total	$1,875	383	2,258

CRC, on behalf of the Company, typically enters into operating lease contracts with various lessors for railcars to transport product to customer locations and warehouses. Rail car leases under these contractual commitments range for periods from 1 to 7 years. CRC's obligations related to these rail car leases are $11,972 in 2016, $10,483 in 2017, $9,250 in 2018, $8,339 in 2019, $5,387 in 2020 and $5,707 in 2021 and thereafter. Total lease expense was approximately $12,415, $9,469 and $10,165 for the years ended December 31, 2015, 2014 and 2013, respectively.

Purchase Commitments - The Company has natural gas supply contracts to mitigate volatility in the price of natural gas. As of December 31, 2015, these contracts totaled $82,634 for the purchase of a portion of our gas requirement over approximately the next five years. The supply purchase agreements have specific commitments of $24,101 in 2016, $19,942 in 2017 $17,437 in 2018, $11,627 in 2019 and $9,527 in 2020. The Company has a separate contract that expires in 2021, for transportation of natural gas with an average annual cost of approximately $3,157 per year.

Legal and Environmental - From time to time the Company is party to various claims and legal proceedings related to its business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any of the legal proceedings the Company is involved in to have a material effect on its business, financial condition and results of operations. The Company cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of existing claims and legal proceedings and whether any damages resulting from them will be covered by insurance.

Off-Balance Sheet Arrangements - The Company has a self-bond agreement with the Wyoming Department of Environmental Quality under which it commits to pay directly for reclamation costs at our Wyoming Plant site.

As of December 31, 2015, the amount of the bond was $33,875, which is the amount we would need to pay the State of Wyoming for reclamation costs if we cease mining operations currently. The amount of this self-bond is subject to change upon periodic re-evaluation by the Land Quality Division.

13. AFFILIATES TRANSACTIONS

CRC is the exclusive sales agent for the Company and through its membership in ANSAC, CRC is responsible for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. All actual sales and marketing costs incurred by CRC are charged directly to the Company. Selling, general and administrative expenses also include amounts charged to the Company by CRC and CINR principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. These transactions do not necessarily represent arm's length transactions and may not represent all costs if the Company operated on a standalone basis.

As a result of the closing of the Transaction discussed in Note 1 - "Corporate Structure," CINE owns indirectly and controls the Company, therefore, OCIE and subsidiaries, including OCI Alabama LLC, are no longer related parties of the Company as of the Transaction date. The following table includes transactions with OCIE and subsidiaries prior to the Transaction date.

The total costs (recoveries) charged to the Company by affiliates for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
OCI Enterprises Inc.	$4,535	$8,955	$5,537
CRC	5,587	3,415	4,387
ANSAC (1)	3,793	2,930	2,582
CINR	(11)	892	—
Total selling, general and administrative expenses - affiliates	$13,904	$16,192	$12,506

(1) ANSAC allocates its expenses to its members using a pro rata calculation based on sales.

Cost of products sold includes logistics services charged by ANSAC. For the years ended December 31, 2015, 2014 and 2013 these costs were $8,134, $9,194 and $6,692, respectively.

Net sales to affiliates for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
ANSAC	$261,023	$230,762	$200,413
OCI Alabama LLC	4,266	5,923	7,282
OCI Company Limited	—	—	3,950
Total	$265,289	$236,685	$211,645

As of December 31, 2015 and 2014, the Company had due from/to with affiliates as follows:

	2015		2014
	Due from Affiliates	Due to Affiliates	Due from Affiliates	Due to Affiliates
CINE	$25	$—	$—	$—
OCI Enterprises Inc.	—	—	1,594	2,848
CRC	6,942	1,888	8,268	1,171
Ciner Resources Europe NV	4,814	—	9,183	—
Other	544	2,746	444	1,328
Total	$12,325	$4,634	$19,489	$5,347

As of December 31, 2015, included in Accounts receivable, net is $564 receivable from OCIE and subsidiaries and included within Accrued expenses is $464 payable to OCIE and subsidiaries.

14. MAJOR CUSTOMERS AND SEGMENT REPORTING

Our operations are similar in nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes. The net sales by geographic area for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Domestic	$194,036	$194,801	$195,062
International:
ANSAC	261,024	230,762	200,413
Other	31,333	39,469	46,657
Total international	292,357	270,231	247,070
Total net sales	$486,393	$465,032	$442,132

15. SUBSEQUENT EVENTS

On January 13, 2016, the members of the Board of Managers of Ciner Wyoming, approved a cash distribution to the members in the aggregate amount of $25,000. The distribution was paid on February 5, 2016.
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